Exhibit 99.2

NQ Mobile Acquires Feiliu to Expand Mobile Internet Services

BEIJING and DALLAS – November 12, 2012- NQ Mobile Inc. (“NQ Mobile”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that it has entered into a definitive agreement to acquire the controlling stake of Beijing Feiliu Jiutian Technology Co. (“Feiliu”) not already owned by NQ Mobile. As part of the acquisition, NQ Mobile expects to provide restricted shares and a performance-based earn out if Feiliu continues to achieve certain performance milestones.

Founded in 2009, Feiliu is a leading mobile interest-based community platform with coverage in China, that engages users in real-time mobile online activities. Feiliu provides application recommendation services, interest-based exchanges, and mobile games to its user communities. Feiliu has over 57 million registered users and 12 million monthly active users and is the #1 mobile online game distribution platform on iOS in China as of September 30, 2102, according to third party research firm Sino MR.

“We are excited to become part of NQ Mobile,” said Dr. Tony Ni, Founder and CEO of Feiliu, “the combination of the two businesses will allow us to offer NQ Mobile’s security and privacy products to our user community while giving NQ Mobile’s user base access to our unique interest communities, which increases customer loyalty and monetization per user. Together with NQ Mobile, we expect to expand our combined user base and to gain better customer insights as well as to provide better user experience in China and globally.”

“With this acquisition, we are able to bring on a talented team and further broaden our offerings to our large and global user bases, while enhancing our ability to acquire, engage and monetize traffic, positioning us to become a leading mobile Internet service platform company,” said Dr. Henry Lin, Founder, Chairman and Co-CEO of NQ Mobile, “With security remaining as our core focus, this acquisition will move us one step closer towards establishing a trusted mobile platform bringing users, developers and advertisers together to engage through a variety of products, services, and community exchanges.”

NQ Mobile will acquire the remaining 77.8% of Feiliu that it does not already own by issuing up to approximately 30.8 million restricted common shares (equivalent to 6.2 million American depositary shares, or ADSs) in NQ Mobile to the founders of Feiliu who will remain with the company after the acquisition, if Feiliu meets certain performance-based milestones. The shares to be issued include approximately 18.5 million restricted common shares (equivalent to 3.7 million ADSs ) at the closing of the transaction and a performance-based earn out of up to approximately 12.3 million restricted common shares (equivalent to 2.5 million ADSs ). Following the transaction, which is expected to close in the fourth quarter of 2012, NQ Mobile will own 100% of Feiliu and expects the transaction to be earnings accretive in 2013.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

About Feiliu

Founded in 2009, Feiliu is a leading mobile interest-based community platform in China that engages user in real-time online group activities, built upon unique interest communities including mobile technology, automotive, health care, entertainment, books, games and others.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

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